Filed Pursuant to Rule 424(b)(3)

Registration No. 333-138647

PROSPECTUS SUPPLEMENT NO. 4

TO PROSPECTUS DATED DECEMBER 18, 2006

BROADCASTER, INC.

33,114,562 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated December 18, 2006 and replaces all prior supplements relating to the resale by certain selling stockholders of up to 33,114,562 shares of common stock of Broadcaster, Inc.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

On January 4, 2007, Broadcaster, Inc., AccessMedia Networks, Inc., Andrew Garroni, as stockholders’ representative, and the former stockholders of AccessMedia Networks, Inc. entered into an Amendment to the Amended and Restated Agreement and Plan of Merger (the “Amendment”), which modified the earn-out payment provision. The definition of revenue used to measure whether certain target revenue performance levels are met was amended to include the number of monthly unique visitors to Broadcaster’s website multiplied by one dollar ($1.00).

The Amendment was made in response to Broadcaster’s shift from a subscription revenue model to an advertising revenue model based on unique page visits similar to that used by YouTube and other Internet entertainment portals. The subscription model is currently in the process of being phased out. Broadcaster anticipates it will take approximately seven to eight months to fully switch over to an advertising based revenue model.

At a meeting of the Broadcaster Board of Directors (“Board”) on February 1, 2007, the Board of Directors concluded that the first revenue target of $20 million had been exceeded as of December 31, 2006.  Accordingly, Broadcaster issued 7,000,000 additional shares of common stock, with the four limited liability companies controlled by Mr. Nolan Quan receiving 5,040,000 shares of common stock and Mr. Michael Gardner receiving 1,960,000 shares. In addition, another 350,000 additional shares were issued to Baytree Capital Associates, LLC (“Baytree”), a company controlled by Mr. Gardner under a Consulting Agreement through which Baytree receives an additional 5% of any earn-out shares.  As the result of the issuance of these shares, Messrs. Gardner and Quan beneficially owned a majority of the outstanding shares. As a result, the Parent and Company Voting Agreements which controlled selection of the Board of Directors expired. At the same meeting, the Board approved the issuance of 100,000 shares of its common stock to a third party for services rendered or to be rendered and 1,645,500 stock options to various employees.

More recently, the Broadcaster Board of Directors concluded that the second, third, fourth and fifth revenue targets of $40 million, $55 million, $80 million and $100 million, respectively, had been exceeded as of that date. Accordingly, it approved the issuance of and we issued 28,000,000 additional shares of common stock, with the four limited liability companies controlled by Mr. Nolan Quan receiving 20,160,000 shares of common stock and Mr. Michael Gardner receiving 7,840,000 shares. In addition, another 1,400,000 additional shares were issued to Baytree under its Consulting Agreement. Baytree received an additional 50,000 shares under the same Consulting Agreement for services rendered in connection with an unrelated transaction, the asset acquisition of America’s Biggest, Inc. which closed in September 2006. Baytree waived the $25,000 cash fee to which it was entitled.

In addition, Mr. Sean Deson was appointed to Broadcaster’s Board of Directors on March 14, 2007. Mr. Deson, age 42, is a Managing Director, but not a Manager, of Baytree. Since January 2000, Mr. Deson has been a Managing Partner of Deson Ventures, LLC, and a Managing Director of Deson & Co., Inc., both finance and investment firms principally focused on high technology companies. Additionally, since November 2002, Mr. Deson has been a Managing Member of Treeline Management, LLC, a money management firm. From 1990 to 2000, Mr. Deson was employed by Donaldson, Lufkin & Jenrette Securities Corporation as an Investment Banker. Mr. Deson is currently a director of Activeworlds Corp. (AWLD:BB), where he has been president since September 2002,  and SecureLogic Corp. (SLGI:BB), and was formerly a director of Technology Flavors and Fragrances, Inc. (TFF:AMEX) and e-Centives, Inc. (ECTV:OB). Mr. Deson earned his BS in Computer Technology and his MBA in Finance, both with Distinction, from the University of Michigan, Ann Arbor.

On March 16, 2007, Broadcaster’s Audit Committee appointed Choi, Kim & Park, LLP, Los Angeles, CA as its independent registered accounting firm replacing Burr, Pilger & Mayer LLP, San Francisco, CA. There were no disagreements with Burr Pilger over accounting principles.

As a result of the above-described issuances and Treeline Investment Partners, LP’s purchase of 500,000 shares of Broadcaster common stock from Baytree on February 2, 2007, the beneficial ownership interests have changed. The following table sets forth, as of the date of this prospectus supplement, the beneficial ownership of Broadcaster’s common stock by:

•

Each director;

•

Each named executive officer;

•

All directors and executive officers as a group; and

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Each person who is known by Broadcaster to own of record or beneficially more than five percent (5%) of Broadcaster’s common stock.

Except as otherwise indicated, the shareholders listed in the table have sole voting and dispositive power with respect to the shares indicated, subject to community property laws where applicable.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class (1)
Directors and Executive Officers:
Common Stock	Richard Berman, 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311(2)	546,250	*
Common Stock	Evan Binn, 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311(3)	296,250	*
Common Stock	Sean Deson, 40 Wall Street, 58th Floor, New York, NY 10005(4)	625,000	*
Common Stock	Robert Falcone, 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311(5)	756,250	*
Common Stock	Kathryn Felice, 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311(6)	147,500	*
Common Stock	Bruce Galloway, 720 Fifth Avenue, 10th Floor, New York, NY 10019(7)	2,109,409	2.0%
Common Stock	Donald Perlyn, 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311(8)	251,250	*
Common Stock	Martin Wade, 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311(6)	246,667	*
Common Stock	Gordon Landies, 100 Rowland Way, Suite 300, Novato, CA 94945(9)(10)	754,560	*
Common Stock	Robert Mayer, 100 Rowland Way, Suite 300, Novato CA 94945(10)	410,206	*
Common Stock	Marvin Mauer, 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311(6)	345,000	*
Common Stock	All directors and executive officers as a group(10 persons)	5,398,576	5.0%
5% Shareholders:
Common Stock	Broadcaster, LLC, 9201 Oakdale Avenue, Suite 201, Chatsworth, CA 91311(11)	20,480,000	20.0%
Common Stock	Software People, LLC, 9201 Oakdale Avenue, Suite 201, Chatsworth, CA 91311(11)	10,240,000	9.9%
Common Stock	Trans Global Media, LLC, 9201 Oakdale Avenue, Suite 201, Chatsworth, CA 91311(11)	10,240,000	9.9%
Common Stock	Digital Creative Development Corporation, 720 Fifth Avenue, 10th Floor, New York, NY 10019	6,782,058	6.6%
Common Stock	Michael Gardner, 40 Wall Street, 58th Floor, New York, NY 10005(12)	67,974,300	66.3%
Common Stock	Nolan Quan, 9201 Oakdale Avenue, Suite 201, Chatsworth, CA 91311(12)	67,974,300	66.3%

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(1)

Applicable percentages are based on 102,507,005 shares outstanding on March 26, 2007 adjusted as required by rules of the SEC. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days after the date of this Information Statement are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated in the footnotes to this table and subject to any applicable community property laws, Broadcaster believes that each of the shareholders named in the table have sole voting and investment power with respect to the shares of common stock indicated as beneficially owned by them. To the extent that directors are not serving on the Board of Directors on the vesting dates of May 1 and May 23, 2007, options will be forfeited. This affects the numbers in the table which includes options that vest prior to May 25, 2007.

(2)

Includes 491,250 shares issuable upon exercise of options and warrants to purchase shares of common stock of Broadcaster.

(3)

Includes 241,250 shares issuable upon exercise of options and warrants to purchase shares of common stock of Broadcaster.

(4)

Mr. Deson is a Managing Director of Baytree, which is controlled by Mr. Michael Gardner, one of our majority shareholders. Because Mr. Deson does not have the power to vote or dispose of the shares of Broadcaster held by Baytree, he is not a beneficial owner of those shares for any purpose. Includes 500,000 shares of common stock owned by an investment company of which Mr. Deson is Managing Member. (5) Includes 491,250 shares issuable upon exercise of options and warrants to purchase shares of common stock of Broadcaster.

(6)

Consists of shares issuable upon exercise of options to purchase shares of common stock of Broadcaster.

(7)

Includes 791,259 shares issuable upon exercise of options and warrants to purchase shares of common stock of Broadcaster.  The shares of common stock beneficially owned are based upon a Form 4/A filed with the Securities and Exchange Commission on March 23, 2007.

(8)

Includes 241,250 shares issuable upon exercise of options and warrants to purchase shares of common stock of Broadcaster.

(9)

Includes 750,000 shares issuable upon exercise of options and warrants to purchase shares of common stock of Broadcaster.

(10)

No longer an executive officer.

(11)

Mr. Nolan Quan, one of our principal shareholders is the managing member of this entity.

(12)

As a result of a mutual understanding to act together with respect to all matters affecting or relating to the common stock of Broadcaster, Inc., Mr. Gardner, Baytree, a company controlled by him and Mr. Nolan Quan are deemed to be the beneficial owners of each other’s shares of common stock. Mr. Quan controls four limited liability companies and is deemed to be the beneficial owner of the shares owned by these companies. The actual numbers used in computing this sum are:

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Mr. Quan – 46,180,000 shares, 100,000 of which are owned by  a family trust of which Mr. Quan is a trustee and the balance by the limited  liability companies,  and

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Mr. Gardner – 21,794,300 shares, including 3,750,000 shares owned by Baytree.

The numbers owned of record and beneficially by Mr. Gardner do not include 3,089,188 shares of our common stock owned by MBYI Liquidating Trust. Mr. Gardner owns a 6.7% interest in the trust as a result of an unrelated transaction, but is not a beneficial owner of the shares under the rules of the SEC as described in footnote (1) above. The shares held by the trust may be publicly sold at any time without restriction. Notwithstanding the fact that each of Mr. Gardner and Mr. Quan is deemed to be the beneficial owner of each others shares of common stock, each disclaims beneficial ownership of all shares owned by the other party.

* Represents holdings which are less than 1% of the outstanding common stock of Broadcaster.

Treeline Investment Partners, LP, which is controlled by Mr. Sean Deson, one of our directors, is a Selling Shareholder for the 500,000 shares it purchased from Baytree. Mr. Deson’s beneficial ownership of our common stock is reflected in the table in this prospectus supplement beginning at page 3.

Messrs. Quan and Gardner have requested that we hold an annual meeting of shareholders so that they may elect new directors.  We expect that this meeting will occur on or after April 30, 2007.  They have advised us that they intend to nominate and elect a Board of Directors consisting of Messrs. Martin R. Wade, III, Richard J. Berman and Sean Deson, current directors, and Messrs. Blair Mills, our Chief Financial Officer, and Paul Goodman, Esq., a

New York lawyer.  Additionally, our current Board has recommended and Messrs. Quan and Gardner intend to vote for our change of domicile to Delaware.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 29, 2007.

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